GLOBAL corporate compliance

[redacted]

05012332

RECEIVED

2005 NOV -7 A 11:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 27, 2005

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

Dear Sirs: Q Gold Resources Ltd

SUPPL

Re: ~~Solana Petroleum Corp~~. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. Material Change Report dated September 27, 2005
2. News Release dated September 27, 2005
3. Interim Financial Statements for the period ended June 30, 2005
4. Managements Discussion and Analysis for the period ended June 30, 2005
5. Certificate of the CFO
6. Certificate of the CEO
7. Insider Trading Reports

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

PROCESSED

NOV 07 2005

THOMSON FINANCIAL

BDavis

Brenda Davis
Associate

encl

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-4931

RECEIVED
2005 NOV -7 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Insider transaction detail - View details for issuer

2005-10-27 13:41 ET

Transactions sorted by : **Insider**
Issuer name : **q-gold (Starts with)**

Issuer name: Q-Gold Resources Ltd.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	[illegible]	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Bolen, John Allan													
Insider's Relationship to Issuer: 4 - Director of Issuer													
Security designation: Options (Common Shares)													
504758	2005-06-21	2005-06-21	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			11,111				Common Shares		11,111

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Insider name: Carruthers, James Bruce II

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

504760	2005-06-21	2005-06-21	Control or Direction : Hexagon Resources, Inc.	00 - Opening Balance-Initial SEDI Report			4,382						
504761	2005-06-21	2005-06-21	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			91,389						

Issuer name: Solana Petroleum Corp.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Insider name: Chen, Eugene

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

459541	2003-12-22	2005-04-08	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			4,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: Q-Gold Resources Ltd.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Insider name: Chen, Eugene

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

561082	2005-09-16	2005-09-30	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+50,000		54,000	50,222					

Security designation: Warrants (Common Shares)

561080	2003-12-22	2005-09-30	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		
561081	2005-09-16	2005-09-30	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+25,000		25,000		0.3000	2007-09-16	Common Shares	+25,000	25,000

Insider name: Gavin, Eric Andrew

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Common Shares													
504740	2005-06-21	2005-06-21	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			11,667						
Security designation: Options (Common Shares)													
504739	2005-06-21	2005-06-21	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			5,556				Common Shares		5,556

Insider name: Mudon, William Francis

Insider's Relationship to Issuer: 4 - Director of Issuer

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Common Shares													
504759	2005-06-21	2005-06-21	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			5,556						

October 27, 2005

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Solana Petroleum Corp. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. Material Change Report dated September 27, 2005
2. News Release dated September 27, 2005
3. Interim Financial Statements for the period ended June 30, 2005
4. Managements Discussion and Analysis for the period ended June 30, 2005
5. Certificate of the CFO
6. Certificate of the CEO
7. Insider Trading Reports

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Brenda Davis
Associate

encl

82-4931

FORM 51-102F3
MATERIAL CHANGE REPORT

Name and Address of Company
Q-Gold Resources Ltd.
#508, 121 East Birch Avenue
Flagstaff, Arizona 86001

Date of Material Change
September 27, 2005

Press Release
September 27, 2005
Method of dissemination: CCN Matthews, Canadian Select Disclosure

Summary of Material Change
Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") has completed its reverse take over transaction ("RTO") whereby the Corporation issued 5,000,000 common shares to Hexagon Gold (Ontario) Ltd. and acquired a total of more than 31,000 acres of Archean Greenstone Belt gold and base metals mining claims in Northwestern Ontario. The Alberta Securities Commission lifted its cease trade order of Q-Gold on August 18, 2005 and the Corporation resumed trading as a Tier 2 issuer on the TSX Venture Exchange on September 28, 2005.

In conjunction with the RTO, Q-Gold also issued 255,000 common shares pursuant to a shares for debt transaction, 97,500 Common Shares as bonus shares for the provision of loans to the Corporation and 1,650,000 Common Shares and 825,000 Common Share purchase warrants (the "Note Warrants") as a result of the exercise of convertible notes (the "Notes"). The Note Warrants entitle the holder to acquire a Common Share at an exercise price of $0.30 for a period of 24 months from issuance.

In addition, on August 18, 2005, Q-Gold completed its Short Form Offering financing (the "Financing") through Northern Securities Inc. (the "Agent"). The Corporation issued 4,500,000 units at $0.20 per unit and 190,000 "flow-through" common shares (the "Flow-Through Shares") at $0.20 per Flow-through Share for gross proceeds of $938,000. Each unit consists of one Common Share and one warrant (the "Warrant"). Each Warrant entitles the holder to acquire a Common Share at an exercise price of $0.25 on or before August 18, 2007.

As compensation for the Financing, the Agent received a cash commission equal to 10% of the gross proceeds and a financial advisory fee paid in cash equal to 5% of the gross proceeds. Furthermore, it received $20,000 in cash and 50,000 units as a work fee and two Agent's options The first Agent's option entitles the Agent to acquire up to 38,000 Common Shares and/or Flow-Through Shares (at its discretion) at a price of $0.20 per Common Share and $0.22 per Flow-Through Share, on or before August 18, 2007. The second Agent's option entitles the Agent to acquire up to 900,000 Agent's units at a price of $0.20 per unit, on or before August 18, 2007. The Agent's units have the same terms as the units issued under the Financing.

The Corporation also announced the granting of 1,225,000 stock options exercisable at $0.20 to its directors and officers, 75,000 stock options granted to a field operations consultant exercisable at $0.20, and 50,000 stock options exercisable at $0.25 granted to a financial consultant to the Corporation.

Full Description of Material Change
See full description in press release attached as Schedule "A" to this Report.

Omitted Information
No information has been omitted from this Report on the basis that it is confidential information.

Executive Officer
For further information regarding this Material Change Report please contact:
J. Bruce Carruthers II, President
Phone: (928) 779-0166

Date of Report
October 14, 2005

83-4931

SCHEDULE "A"

Q-GOLD
RESOURCES LTD.

Q-GOLD RESOURCES LTD. (FORMERLY SOLANA PETROLEUM CORP.) COMPLETES REVERSE TAKE-OVER AND RESUMES TRADING ON TSX VENTURE EXCHANGE

SEC 12g 3-2(b) Exemption # 82-4931

September 27, 2005

Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation"), is pleased to announce that it has completed its reverse take-over transaction ("RTO") and will resume trading on the TSX Venture Exchange (the "Exchange") as a "Tier 2 Issuer" under the symbol QAU effective September 28, 2005. The Alberta Securities Commission lifted the Corporation's cease trade order on August 18, 2005.

As a result of the RTO, Q-Gold issued 5,000,000 common shares of the Corporation (the "Common Shares") to Hexagon Gold (Ontario) Ltd. and acquired a total of more than 31,000 acres of Archean Greenstone Belt gold and base metals mining claims in Northwestern Ontario, located 120 miles southeast of Red Lake. The claims are in the historic Mine Centre Gold Camp along Bad Vermilion and Shoal Lakes. The mining claims include 18,740 acres of contiguous gold claims, which contain the old Foley and Golden Star Mines. These two mines produced a total of over 16,000 ounces of gold in the 1890s and 1930s, as reported in a technical report dated July 15,2003 (amended December 8, 2004), prepared in accordance with National Instrument 43-101 by Richard C. Beard, P.Eng., of Northwest Mineral Development Services. This report can be viewed at www.sedar.com.

The Corporation has initiated its exploration work program on the Mine Centre properties which entails diamond drilling a series of gold prospects in the Foley Mine Complex (the "Complex") and the trenching and sampling of six of the principal, large, gold-bearing surface veins in the Complex. This work program, with a budgeted cost of $205,000, is expected to be completed by November 30, 2005.

Over 100 veins at Mine Centre have recorded gold values. A number of other gold and base metal prospects exist on Q-Gold's Mine Centre properties. A series of airborne geophysical anomalies associated with an extensive shear zone complex cutting through the properties have been identified for additional geophysical surveys and possible future drilling.

In conjunction with the RTO, Q-Gold has also issued 255,000 Common Shares pursuant to a shares for debt transaction, 97,500 Common Shares as bonus shares for the provision of loans to the Corporation and 1,650,000 Common Shares and 825,000 Common Share purchase warrants (the "Note Warrants") as a result of the exercise of convertible notes (the "Notes"). The Note Warrants entitle the holder to acquire a Common Share at an exercise price of $0.30 for a period of 24 months from issuance. Of the securities issued pursuant to the exercise of the Notes, 268,420 common shares and 134,210 Note Warrants were issued to J. Bruce Carruthers II, 169,760 Common Shares and 84,880 Note Warrants were issued to William Mudon and 50,000 Common Shares and 25,000 Note Warrants were issued to each of Eugene Chen and Wayne Young, all directors of the Corporation. The 100,000 Common Shares issued to Eugene Chen and Wayne Young were done on a "flow-through" basis.

In addition, on August 18, 2005, Q-Gold completed its Short Form Offering financing (the "Financing") through Northern Securities Inc. (the "Agent"). The Corporation issued 4,500,000 units at $0.20 per unit and 190,000 "flow-through" common shares (the "Flow-Through Shares") at $0.20 per Flow-through Share for gross proceeds of $938,000. Each unit consists of one Common Share and one warrant (the "Warrant"). Each Warrant entitles the holder to acquire a Common Share at an exercise price of $0.25 on or before August 18, 2007.

As compensation for the Financing, the Agent received a cash commission equal to 10% of the gross proceeds and a financial advisory fee paid in cash equal to 5% of the gross proceeds. Furthermore, it received $20,000 in cash and 50,000 units as a work fee and two Agent's options The first Agent's option entitles the Agent to acquire up to 38,000 Common Shares and/or Flow-Through Shares (at its discretion) at a price of $0.20 per Common Share and $0.22 per Flow-Through Share, on or before August 18, 2007. The second Agent's option entitles the Agent to acquire up to 900,000 Agent's units at a price of $0.20 per unit, on or before August 18, 2007. The Agent's units have the same terms as the units issued under the Financing.

The Corporation also announces the granting of 1,225,000 stock options exercisable at $0.20 to its directors and officers. These options were granted as follows: J. Bruce Carruthers II 425,000, Eric A. Gavin 275,000, John (Jack) Bolen 225,000, William F. Mudon 150,000, Eugene Chen 75,000 and Wayne Young 75,000. In addition, the Corporation has granted 50,000 stock options exercisable at $0.25 to a financial consultant to the Corporation and 75,000 stock options exercisable at $0.20 to a field operations consultant.

Richard C. Beard, a Qualified Person, as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

For more information, please contact:

Eric A. Gavin, Chief Financial Officer at (928) 779-0166 or visit www.QGoldResources.com

82-4931

RECEIVED
2005 NOV -7 A 11:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Q-GOLD RESOURCES LTD.

Consolidated Financial Statements

June 30, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a) if an auditor has not performed a review of the interim financial statements, they must accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Board of Directors of the Corporation.

The Corporation's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Q-GOLD RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2005
(Unaudited - Prepared by Management)

	June 30 2005	December 31 2004
ASSETS		
Current assets		
Cash and term deposits	$ 14,052	$ 34,467
Accounts Receivable	10,000	-
Goods and Services Tax (GST) Receivable	2,464	1,860
Current portion of amounts receivable from directors and officers (Note 3)	8,361	8,138
	34,877	44,465
Property Plant and Equipment (Note 6)	789	923
Amounts receivable from directors and officers (Note 3)	100,171	101,561
	$ 135,837	**$ 146,949**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 93,940	$ 96,933
Interest payable on loans	13,354	30,587
Convertible Securities (Note 8)	330,000	-
Loans Payable (Note 7)	175,797	392,539
Share subscriptions repayable (note 9)	-	29,650
	613,091	549,709
Long-term Loans Payable	56,001	-
Funds for future California Syndicate AFE's (Note 4)	451,866	443,849
Share capital (Issued 1,913,989 shares) (Note 9)	5,051,051	5,051,051
Deficit	(6,036,172)	(5,607,360)
	(985,121)	(846,609)
	$ 135,837	**$ 146,949**

ON BEHALF OF THE BOARD OF DIRECTORS:

"WILLIAM F. MUDON"
William F. Mudon, Director

"J. BRUCE CARRUTHERS II"
J. Bruce Carruthers II, Director

Q-GOLD RESOURCES LTD.

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

(Unaudited - Prepared by Management)

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
REVENUE				
Interest income	$ 10	$ 892	$ 1,672	$ 4,547
	10	892	1,672	4,547
EXPENSE				
Accounting	$ 22,020	$ -	$ 22,020	$ -
Amortization	64	91	133	190
Compliance agency fees	8,366	1,802	14,692	3,850
Financing Fees	5,887	-	8,706	-
Hexagon Gold mining properties (Notes 5, 10 and 11)	14,507	13,595	22,038	28,879
Insurance	429	407	797	803
Interest	6,727	6,069	13,381	16,527
Management fees (Note 11)	7,500	7,500	15,000	15,000
Miscellaneous Expenses	222	132	222	307
Office	10,694	14,208	25,454	25,885
Professional/ Geological Services	12,191	8,817	12,191	16,347
Promotion and investor relations	175	-	385	1,500
Taxes	-	135	-	163
Travel	2,740	687	7,271	1,491
	91,522	53,444	142,290	110,943
INCOME (LOSS) BEFORE FOREIGN EXCHANGE	(91,512)	(52,552)	(140,618)	(106,396)
FOREIGN EXCHANGE GAIN (LOSS)	1,293	(23,676)	2,106	(10,743)
NET INCOME FOR THE PERIOD	**(90,219)**	**(76,228)**	**(138,512)**	**(117,139)**
DEFICIT, BEGINNING OF PERIOD	(5,945,953)	(5,648,270)	(5,897,660)	(5,607,360)
DEFICIT, END OF PERIOD	$ (6,036,172)	$ (5,724,499)	$ (6,036,172)	$ (5,724,499)
NET INCOME (LOSS) PER SHARE	$ (0.05)	$ (0.00)	$ (0.07)	$ (0.01)

Q-GOLD RESOURCES LTD.

CONSOLIDATED STATEMENT OF CASH FLOW
(Unaudited - Prepared by Management)

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
Cash was provided by (used for				
Operating activities				
Net Income (Loss) for the period	$ (90,219)	$ (76,228)	$ (138,512)	$ (117,139)
Items not requiring cash				
Amortization of capital assets	$ 64	91	$ 133	190
Unrealized foreign exchange gain	21,798	26,424	22,032	39,033
	(68,357)	(49,713)	(116,347)	(77,915)
Changes in non-cash working capital items	10,789	(2,530)	(7,611)	(25,779)
	(57,568)	(52,243)	(123,958)	(103,694)
Investing activities				
Amounts receivable from directors and officers	475	11,968	1,167	22,132
Financing activities				
Proceeds from short term loans	55,126	45,000	102,376	78,361
Change in cash (Decrease	(1,967)	4,726	(20,415)	(3,200)
Cash, beginning of perioc	16,019	621	34,467	8,547
Cash, end of period	$ 14,052	$ 5,347	$ 14,052	$ 5,347

Q-GOLD RESOURCES LTD.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2005

(Unaudited – Prepared by Management)

1 GOING CONCERN

These consolidated financial statements have been prepared in accordance with Canadian general accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At June 30, 2005 the company had accumulated losses amounting to $6,036,172. The ability of the company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements and the successful completion of its restructuring as more fully described in note 9.

2 SIGNIFICANT ACCOUNTING POLICIES

Incorporation

The Corporation was originally incorporated under the name Solana Petroleum Corp. under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998. As part of its restructuring, the Corporation changed its name on January 21, 2004 to **Q-Gold Resources Ltd.**

Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited and its wholly owned US subsidiary, Solana California, Inc.

Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Mineral Properties

Exploration costs and mineral properties maintenance costs incurred to the date of establishing that a property has reserves, which have the potential of being economically recoverable, are charged against earnings. Further costs are deferred once economically recoverable reserves have been determined and, upon reaching commercial production, amortized over periods not exceeding the life of the producing mine and property.

Future income taxes

The company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Earnings per share

In 2001, the company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2005 and 2004.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average number of shares outstanding for the six month period ended June 30, 2005 were 1,913,989 (2004 - 17,225,900). Diluted weighted average shares for the six month period ended June 30, 2005 were 1,913,989 (2004 – 17,225,900). On December 22, 2003, the Corporation's shareholders approved a share consolidation of one new share for nine old shares basis (17,225,900/9 = 1,913,989). On June 1, 2005, the TSX Venture Exchange (the "Exchange") issued a Bulletin confirming this share consolidation.

Stock options

The company does not record compensation expense in respect of stock options granted to its directors, officers and employees. The consideration paid by holders of the options upon exercise is credited to share capital.

Financial instruments

The company's financial instruments at June 30, 2005 and December 31, 2004 are comprised of cash, deposits, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values.

Measurement of uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3 AMOUNTS RECEIVABLE FROM DIRECTORS AND OFFICERS

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the company. On March 1, 2003, the company received promissory notes from Hexagon Resources, Inc., of which Q-Gold's President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President Eric A. Gavin in the amount of $105,840 and $16,447 respectively. The promissory notes have an interest rate of 3% and are due March 1, 2008. Monthly principal and interest payments total $750 and $200 respectively.

4 UNITED STATES OPERATIONS

On September 8, 1999, the company made a non-refundable option payment of US $100,000 to acquire a 100% working interest in the drilling of a "deep gas well" (the "Well") on a 40 acre tract of land, controlled by the optionor, in Kern County, California, USA. Subsequent thereto, the company formed the Solana California Gas Exploration Syndicate through which 75% of the working interest was sold to various parties at varying

amounts for total receipts of US $1,212,500, based upon the terms of a Syndication Proposal (the "Proposal"). In connection with the Proposal:

a) The company was holding "in trust" US $400,000 of such fees at December 31, 1999, which was to be refunded to the participants if the Syndicate determined not to proceed with drilling the Well. This amount included US $100,000 refundable to the company as a Syndicate member. The US $400,000 was refunded to the participants in April 2000 as the Syndicate elected not to proceed with drilling the well.

b) The remaining US $812,500 received in 1999 represents non-refundable Participation Fees. As a consequence of not drilling the well, 50% of the total participation fees were to be applied proportionately to each participant's account for other exploratory prospects in California, as agreed to be undertaken by the Syndicate. The balance of the fees was available for the company's own purposes. One member of the Syndicate has withdrawn ($48,465 – US$ 37,500). To date no other exploratory prospects in California have been identified. Consequently, the balance of $483,247 (US $368,750) remains as long-term unsecured accounts payable to the participants.

In 2004, the corporation reached an agreement with debt holders comprising the five remaining members of the Solana California Gas Exploration Syndicate to exchange US$ 368,750 in long term debt for 255,000 shares of Q-Gold Resources Ltd., which when effected will extinguish this long term debt. The Corporation has received all executed settlement and release documents from Syndicate participants, as well as conditional approval from the Exchange for this transaction, which was received on June 1, 2005. This transaction is expected to close during the third quarter of 2005, in conjunction with the Reverse Takeover transaction, which is described in Note 10).

5 MINERAL PROPERTIES

On April 18, 2003, the company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's mining interests in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties"), including both the historic Foley and Golden Star gold mines.

Under the terms of the Hexagon Gold agreement, Q-Gold will acquire the Mining Properties through the issuance of 5,000,000 common shares of Q-Gold Resources Ltd. to Hexagon Gold at a deemed price of $0.20 per share. The issuance of these shares was approved by shareholders of the corporation in December 2003. The acquisition of the Mining Properties and issuance of these shares subject to Exchange approval, and a successful completion of the Short Form Offering Document ("SFOD") financing that Northern Securities Inc. is the exclusive Agent for and that the Corporation announced in a press release on June 13, 2005 (the "SFOD Financing").

6 PROPERTY, PLANT AND EQUIPMENT

			June 30 2005	**Dec. 31 2004**
	Cost	**Accumulated amortization**	**Net**	**Net**
	$	**$**	**$**	**$**
Office equipment	626	538	88	103
Computer equipment	6,334	5,633	701	820
	6,960	**6,171**	**789**	**923**

7 LOANS PAYABLE

a) Loans are payable to various individuals, interest at 15% per annum with various principal amounts. The principal sums and all accrued interest shall be due and payable within seven business days after the closing of SFOD Financing. In addition, the Corporation has agreed to issue 97,500 common shares to three lenders at the closing of the SFOD Financing. The issuance of these shares is subject to regulatory approval. During the six months ending June 30, 2005, one of these loans in the amount of US $25,000 was extended and is now payable on or before January 1, 2007 and is shown in c) below.

b) Loans payable to various individuals, interest at 10% per annum, various principal amounts. The principal sums and all accrued interest shall be due and payable within seven business days after the closing of SFOD Financing.

c) During the first six months of 2005, the Corporation borrowed US$ 45,700 (CDN$ 56,001) from three individuals. The principal sums and all accrued interest shall be due and payable on or before January 1, 2007.

		June 30, 2005	December 31, 2004
a)	Loans payable – 15%	$ 101,096	$ 139,393
b)	Loans payable – 10%	74,701	253,146
c)	Long-Term Loans payable (US$ 25,000 @ 15%; US$ 20,500 @ 10%)	56,001	-0-
		$ 231,798	$ 392,539

8 CONVERTIBLE SECURITIES

In August 2005, the Corporation received notices of election from ten private investors whereby these investors agreed, subject to regulatory approval, to convert, via convertible security agreements, their investments totaling $302,796 and accrued interest totaling $27,204 (cumulative total $330,000) into $0.20 Units of the Corporation. Each Unit consists of one common share and one-half share purchase warrant; one full warrant entitling the holder to purchase an additional common share for $0.30 within twenty-four months. On June 1, 2005, the Corporation received conditional approval from the Exchange for this transaction. Upon final approval, the Company will issue 1,650,000 common shares and 825,000 common share purchase warrants to these investors.

9 SHARE CAPITAL

Authorized

Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Issued and outstanding

	Number of Shares	Amount $
Balance as at December 31, 2004	17,225,900	5,051,051
Issued	-	-
Share issue costs	-	-
Balance as at June 30, 2005 (after Share Consolidation at 1:9)	**1,913,989**	**5,051,051**

The Corporation filed articles of amendment on May 2, 2005 to consolidate its common shares on a nine for one basis. As a result of this share consolidation, the Corporation's common shares have been consolidated from 17,225,900 to 1,913,989 issued and outstanding.

During 2002, the Company issued promissory notes in the aggregate amount of $29,650 to three individuals in connection with a private placement that was not approved by the Exchange. These promissory notes had a convertibility feature attached and were subsequently converted by the investors as part of the Convertible Securities transaction described in Note 8 above.

Stock options

The company has established a stock option plan for the benefit of directors, officers and employees of the company. As a result of the Corporation's share consolidation, outstanding options of 150,000 were consolidated on a one for nine basis and the exercise price of these options was adjusted accordingly. At June 30, 2005 16,667 (2004 – 150,000) options had been granted under the following terms:

Number of Shares	Option price $	Expiry date
16,667	1.53	September 22, 2005

None of the options can be exercised as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001.

10 OPTION AGREEMENT TO ACQUIRE ONTARIO MINING INTERESTS

On April 18, 2003, the company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's mining interests in over 274 square kilometers of leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties"), including both the historic Foley and Golden Star gold mines.

On November 30, 2003, the corporation exercised its option to acquire rights to 640 acres of Crown Mining Leases comprising the Foley Mine Complex, by making a $2,500 cash payment, agreeing to issue 250,000 Q-Gold shares to the property owners and granting them a Net Smelter Return (NSR) of two percent (2.0%) on all metals production from the property. The transaction is subject to approval by the Exchange. The Foley mine produced a total of 5,267 ounces of gold officially recorded for tax purposes in the 1890's and the 1930's.

Under the terms of the Hexagon Gold agreement, Q-Gold will acquire the Mining Properties through the issuance of 5,000,000 post-consolidation common shares to Hexagon Gold at a deemed price of $0.20 per share. The shareholders approved this transaction at a shareholders' meeting held on December 23, 2003. The Exchange has deemed the acquisition a reverse take over by Hexagon Gold, which requires Exchange approval. Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce

Carruthers II and John A. Bolen, two current directors of Q-Gold. Final approval from the Exchange as to the reverse take over, acquisition of the Mining Properties and issuance of shares to Hexagon Gold is expected during the third quarter of 2005.

11 RELATED PARTY TRANSACTIONS

The company has entered into agreements whereby one officer was paid approximately $15,000 (2004 - $15,000) for consulting and management fees.

The company has loaned $121,000 to Hexagon Gold (Ontario) Ltd. ("Hexagon Gold") with an interest rate of 6% per annum, and is payable on or before November 15, 2005. The funds loaned to Hexagon Gold were for the purpose of maintaining the gold claims and leases (the Properties) and initiating and conducting exploration operations on the Properties in conjunction with the proposed reverse take over of Q-Gold by Hexagon Gold. The expenditure has been classified as mining properties expense as per the company's accounting policy. Upon final Exchange approval of the reverse take over and transfer of ownership in the Properties to Q-Gold Resources Ltd., this promissory note will be forgiven as of the reverse take over date. If the reverse take over does not proceed, the promissory note will be due and payable as specified.

12 SUBSEQUENT EVENTS

On August 18, 2005, the Alberta Securities Commission issued a full revocation of its Cease Trade Order issued against the Corporations shares. Also, on this date, Northern Securities Inc. notified the Corporation that it had completed the SFOD Financing via the sale of 4,500,000 Units and 190,000 flow-through shares for gross proceeds of $938,000. Each Unit of the SFOD consists of one common share and one common share purchase warrant entitling the holder to acquire an additional common share of the Corporation for $0.25 within 24 months. The Corporation has subsequently submitted all requisite documentation in connection with the SFOD financing to the Exchange for final approval. Upon final approval of the SFOD financing, reverse takeover, shares for debt financing (described in Note 4), convertible securities (Note 8) and loan bonus shares (Note 7), Q-Gold will have 13,656,489 of its common shares issued and outstanding reinstated for trading on the Exchange.

82-4931

Q-GOLD RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
(FORM 51-102F1)

INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2005
DATED AUGUST 25, 2005

GENERAL

The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited Consolidated Financial Statements for the six months ended June 30, 2005 of Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") and the notes thereto.

This MD&A was prepared in conformity with National Instrument 51-102F1 and has been approved by the Corporation's Board of Directors prior to release. Under this Instrument, the Corporation is defined as a "Venture Issuer".

The Corporation's name was changed from Solana Petroleum Corp. on January 21, 2004 in connection with a pending Reverse Takeover ("RTO"). When the RTO is completed, the Corporation will own 31,750 acres of mineral claims in the Archean Greenstone Belt of Northwestern Ontario in the historic gold mining camp at Mine Centre (the "Mineral Claims"). The Corporation expects to receive all requisite regulatory approvals and complete the RTO during the third quarter of 2005, at which time, Q-Gold's common shares will be listed for trading on the TSX Venture Exchange (the "Exchange") under the symbol "QAU".

OVERALL PERFORMANCE

The Corporation's principal activities during the 2nd Quarter of 2005 were again directed toward obtaining regulatory approvals in connection with its pending Short Form Offering Document financing ("SFOD"), the RTO and reactivation to "Tier 2 Qualifying Issuer Status" on the Exchange. Northern Securities Inc. ("Northern") is Agent for the SFOD.

Again, only limited maintenance operations were performed during the 2nd Quarter on the Mine Centre, Ontario gold exploration properties that Q-Gold will own upon final approval of the RTO. Therefore, the Corporation's cash flow was negative during the quarter, with cash requirements being met by way of loans from private parties.

The Corporation remains optimistic about the outlook for gold prices through 2005 and looks forward to implementing exploration activities on the Mine Centre gold exploration properties as soon as the RTO closes and all regulatory approvals are obtained.

RESULTS OF OPERATIONS

As exploration operations on the Ontario mining properties are only expected to commence late in the Third Quarter, the Corporation has not yet received any revenues or profits from operations and does not expect to receive any income from these properties in the near future. The price of gold will affect any future development plans for the Corporation's Mineral Claims.

On August 13, Northern notified the Corporation that it had completed the SFOD, selling 4,500,000 Units (one common share and one common share purchase warrant valid for 24 months at an exercise price of $0.25) and 190,000 Flow-Through shares for gross proceeds of $938,000.

Under the terms of the Agency agreement, Northern will receive Agent's Options to acquire 900,000 Units (common share and common share purchase warrant) at $0.20 each and 38,000 common shares at a price of $0.22 each. These Agent's Options will be valid for 24 months. Northern also will receive a Work Fee of an additional 50,000 Units.

On August 18, the Corporation received full revocation of the Cease Trade Order ("CTO") from the Alberta Securities Commission ("ASC"). The original CTO was issued against the Company's shares on June 22, 2003. Upon final approval from the Exchange of the RTO and the resulting elevation of the Company to "Tier 2 Issuer Status", both of which are expected soon, Q-Gold shares will commence trading on the Exchange under the symbol "QAU".

Upon receipt of Exchange approval of the RTO, Q-Gold will embark on an Exploration Work Program at Mine Centre of approximately $200,000. The focus of this Work Program will be to confirm gold "reserves" quoted in earlier reports on the Corporation's historic Foley and Golden Star Mines, but which do not qualify under current mineral resource definitions required by NI 43-101, as well as prove up additional reserves of gold.

SUMMARY OF QUARTERLY RESULTS

The following table shows financial results from the Corporation's eight most recently completed quarters:

	2005		2004				2003	
	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.
Total Revenues	$ 10	$ 1,662	($ 1,909)	$ 875	$ 892	$ 3,655	($ 15)	$ 2,774
Income (Loss) before discontinued operations & extraordinary items	(91,512)	(49,106)	(175,567)	(58,973)	(52,552)	(53,843)	(217,648)	(58,485)
Income (Loss) per Share	(0.05)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)
Income (Loss) per diluted share	(0.05)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)
Net Income (Loss)	(90,219)	(48,293)	(138,697)	(34,465)	(76,228)	(40,910)	(203,431)	(28,698)
Net Income (Loss) per Share	(0.05)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)
Net Income (Loss) per diluted share	(0.05)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)

FINANCIAL CONDITION

For the three months ending June 30, 2005, Q-Gold reported (prior to extraordinary items) a loss of $91,512 ($0.05 per share) versus a loss of $52,552 ($0.00) in the same period of 2004. The loss per share increased during the three months ending June 30, 2005 as a result of the Corporation's share

consolidation on a one new share for nine old share basis, which resulted in a decrease of common shares issued and outstanding from 17,225,900 to 1,913,989. The Corporation incurred accounting, compliance agency fees and financing fees in the 2nd quarter of 2005 substantially higher then the same period in 2004 as the result of an audit, accounting fees and compliance costs associated with the SFOD. It also incurred financing costs as a result of the Corporation's borrowing activities to finance its ongoing obligations while awaiting completion of the SFOD. Until the Corporation receives final approval from the Exchange for the RTO, and funds are received from sales made under the SFOD, Q-Gold's outlook for both cash flow and profit will be negative.

The Corporation's long-term debt of $451,866, as shown on the Balance Sheet, is subject to a "shares for debt" transaction, which has been conditionally approved by the Exchange. Upon final approval by the Exchange expected in conjunction with approval of the RTO, the Corporation will issue 255,000 new common shares to the creditors, whereupon this long-term debt of $451,866 will be eliminated.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2005, the Corporation had a working capital deficit of $578,214. Of this deficit, approximately $330,000 is in the form of convertible securities which, upon final approval (conditional approval already received) by the Exchange, will be eliminated as a liability in exchange for the issuance of 1,650,000 common shares and 825,000 common share purchase warrants to various individuals. During the three months ending June 30, 2005, loans totaling $55,126 were obtained from private investors.

The Corporation is currently able to meet its financial obligations as they arise through loans from Directors and private investors. Management anticipates that upon receipt of funds raised via the SFOD financing it will be able to purge its working capital deficit.

ADDITIONAL DISCLOSURES

For the three months ending June 30, 2005, the Corporation incurred expenses totaling $14,507 (2004 - $13,595) on the Ontario gold exploration properties. These expenditures consisted primarily of property maintenance activities to keep the mining claims in good standing with the Ontario Ministry of Northern Development and Mines. General and Administrative Expenditures for the 2nd Quarter totaled $ 77,015 - $38,849. The increase in expenditures over these compared periods is discussed in "Financial Condition" above.

OUTSTANDING SHARE DATA

The Corporation's authorized capital consists of an unlimited number of common shares ("Common Shares") and an unlimited number of first and second preferred shares ("Preferred Shares"). A total of 1,913,989 Common Shares and no Preferred Shares were issued and outstanding as of the date of this MD&A. Upon completion of the RTO (including SFOD financing, shares for debt transaction and shares issued in connection with the convertible securities described above), the Corporation will have 13,656,489 common shares issued and outstanding and 20,869,489 shares on a fully-diluted basis. Of the Corporation's common shares included in the issued and outstanding total

above, 5,114,105 will be placed in escrow with Computershare Trust Company of Canada and will be released over a three-year period.

The Corporation has 16,667 stock options outstanding to Directors and Officers at an option price of $1.53, with an expiry date of September 22, 2005. As a result of the SFOD financing, the Corporation will have warrants outstanding allowing the purchase of an additional 7,213,000 common shares of the Corporation.

FORWARD LOOKING STATEMENTS

Certain statements contained in the MD&A constitute forward looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from actual future results and achievements expressed or implied by such forward looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

Management has prepared the information and representations in this unaudited interim MD&A. The financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgment. The financial information presented throughout this MD&A is consistent with the data presented in the financial statements.

Q-Gold maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

ADDITIONAL INFORMATION

Additional Information on Q-Gold, including an Annual Information Form, an Information Circular and the NI 43-101 Qualifying Report on the Corporation's Mine Centre gold mining properties are all available on SEDAR at www.sedar.com.

82-4931

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, J. Bruce Carruthers II, President and Chief Executive Officer of Q-Gold Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Q-Gold Resources, Ltd., (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 25, 2005

J. Bruce Carruthers II
President & Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Eric A. Gavin, Chief Financial Officer of Q-Gold Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Q-Gold Resources, Ltd., (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 25, 2005

Eric A. Gavin
Chief Financial Officer